UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	ZOOZ Power Ltd. to Present at the LD Micro Main Event XVII on Wednesday, October 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto (other than the 5th paragraph of Exhibit 99.1 furnished herewith) is hereby incorporated by reference into the Company’s Registration Statement on Form F-1, File No. 333- 279223 and into the Company’s Registration Statement on Form S-8, File No. 333-280741.

ZOOZ Power Ltd.

Date: October 15, 2024	By:	/s/ Erez Zimerman
	Name:	Erez Zimerman
	Title:	Chief Executive Officer